Preferred Income Fund Incorporated (the "Fund")

Exhibit 77D

The Fund may invest up to 25% of its assets in holdings of securities rated below investment grade. These securities must be rated at least either "Ba3" by Moodys Investors Service, Inc. or "BB-" by Standard & Poors or judged to be comparable in quality, in either case at the time of purchase; however, these securities must be issued by an issuer having a class of senior debt rated investment grade outstanding. This percentage limitation was raised from 15% by the Funds Board of Directors at its regular board meeting of April 19, 2002.